FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Gold Fields Limited announces executive changes

Johannesburg, October 25, 2006. Gold Fields Limited (Gold Fields) (NYSE: GFI; JSE: GFI), is pleased to announce the following changes to its executive committee.

Ms Nerina Bodasing will join the Gold Fields executive committee as vice president and head of investor relations. This portfolio was previously held by Mr. Willie Jacobsz.

Mr Jacobsz will remain on the executive committee as senior vice president and head of corporate affairs. He will retain responsibility for the media, stakeholder relations and communication portfolios of the Group and, in addition, will assume responsibility for the sustainable development portfolio.

Ms. Bodasing will be responsible for investor relations in all of Gold Fields' traditional investor markets of South Africa, Europe and North America, as well as the development of new markets in the Middle East and Asia.

These changes have become necessary due to the increasing internationalisation of Gold Fields, and will ensure that each of these portfolios receive the focussed attention required.

ends

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.za

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 25 October 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs